UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 333-197114

A.        Full title of the plan and address of the plan, if different from that of the issuer named below:

First Bancorp Employees’ 401(k) Savings Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

First Bancorp Employees’ 401(k) Savings Plan
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*  All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First Bancorp Employees’ 401(k) Savings Plan

Southern Pines, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Bancorp Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Report on Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis, PLLC

We have served as the Plan's auditor since 2005.

Charlotte, North Carolina

June 26, 2018

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First Bancorp Employees' 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2017 and 2016

	2017	2016

Assets
Investments at fair value
Common collective trust fund	$8,995,618	$7,171,883
Mutual funds	48,867,342	32,057,395
First Bancorp unitized stock fund	18,959,741	13,325,772
	76,822,701	52,555,050
Receivables
Notes receivable from participants	1,822,538	1,262,495
Employee contribution receivable	86,015	—
Employer contribution receivable	142,569	—
Total receivables	2,051,122	1,262,495
Total assets	78,873,823	53,817,545

Liabilities
Employee contribution payable	—	(50)
Employer contribution payable	—	(40)
Total liabilities	—	(90)

Net assets available for benefits	$78,873,823	$53,817,455

See Notes to Financial Statements

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First Bancorp Employees' 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2017

Additions:
Investment income
Net appreciation in fair value of mutual funds	$7,312,711
Net appreciation in fair value of First Bancorp unitized stock fund	4,157,597
Net appreciation in fair value of common collective trust fund	130,775
Mutual fund dividends	636,913
First Bancorp common stock dividends	153,816
12,391,812
Interest income on notes receivable from participants	64,885
Contributions
Participant	3,599,030
Employer	2,048,725
Rollover	1,140,077
6,787,832

Total additions	19,244,529

Deductions:
Benefits paid to participants	4,924,332
Administrative expenses	18,503
Total deductions	4,942,835
Net increase	14,301,694

Transfer to Plan (See Note 8)	10,754,674

Net assets available for benefits, beginning of year	53,817,455
Net assets available for benefits, end of year	$78,873,823

See Notes to Financial Statements

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First Bancorp Employees’ 401(k) Savings Plan

Notes to the Financial Statements

Note 1. Description of the Plan

The following description of the First Bancorp (the “Company”, “Plan Sponsor”, or “Employer”) Employees’ 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older, beginning on the employment commencement date. First Bank, a wholly owned subsidiary of the Company, serves as the plan administrator. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Employees electing participation in the Plan may contribute up to the annual Internal Revenue Service (“IRS”) deferral limit, pursuant to a salary reduction agreement. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set a 5% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. In 2017, the Company contributed an amount equal to the sum of 1) 100% of the employee’s pre-tax salary contributed up to 3% and 2) 50% of the employee’s pre-tax salary contributed between 3% and 5%. As discussed in Note 9, effective January 1, 2018, the Company increased its matching contribution whereby the Company will contribute an amount equal to 100% of the employee’s pre-tax salary contributed up to 6%. The Company may make additional discretionary contributions to the Plan to be allocated among participants completing a minimum of 1,000 hours of service during the Plan year. Employer matching contributions are invested according to the same investment elections each participant has established for their deferral contributions. Employer matching contributions totaled approximately $2.0 million in 2017 while the Company made no discretionary contributions for the 2017 Plan year. Contributions are subject to certain IRS limitations.

The Plan allows for Roth elective deferrals. The Roth deferrals are included in an employee’s ordinary taxable income and are maintained in a separate account from pre-tax deferrals. Earnings on an employee’s Roth account accumulate on a tax free basis. Plan participants may elect all pre-tax, all Roth, or a combination of elective deferrals each pay period. In addition, the Plan accepts direct rollovers from other Roth 401(k) accounts. Upon hardship withdrawals, an employee’s Roth account is distributed last.

Participant accounts:

Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of Company’s discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

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Vesting:

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion and discretionary contribution portion of their accounts is also immediate.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with the prime rate plus 1.00%, as fixed at inception of the loan. All loans currently bear interest rates between 4.25% and 5.50%. Principal and interest are paid ratably through bi-monthly payroll deductions.

Payment of benefits:

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump sum, other installment options as provided by the Plan, or may be kept in the Plan. If a participant’s vested account is less than $5,000, the participant will receive a lump-sum distribution as soon as practical following termination. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 ½. In the event of the death of a participant, the Company’s contributions to the participant are considered to be 100% vested, and the total account shall be paid to the participant’s beneficiary.

Forfeited accounts:

At December 31, 2017 and 2016, there were no forfeited non-vested accounts. Forfeited non-vested accounts are used to reduce future employer contributions. During 2017, employer contributions were reduced by $1,950 from forfeited nonvested accounts.

Note 2. Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment valuation and income recognition:

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

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Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Excess contributions payable:

The Plan had no excess contributions payable for 2017, as the Plan satisfies the requirements for Safe Harbor 401(k) plans.

Payment of benefits:

Benefit payments are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Plan; however, such expenses may, at the discretion of the Board of Directors of the Company, be paid by the Company. During 2017, substantially all such expenses were paid by the Company. Fees related to distributions and the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Subsequent events:

The Plan has evaluated subsequent events through the date the financial statements were issued. See Note 9 for a discussion of an identified subsequent event.

Recently issued accounting pronouncements:

In January 2016, FASB (“Financial Accounting Standards Board”) issued ASU (“Accounting Standards Update”) No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, that clarifies the guidance in ASU 2016-01. All entities may early adopt ASU 2018-03 for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted ASU 2016-01. Plan management is currently evaluating the impact that ASU 2016-01 and ASU 2018-13 will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s net assets or changes in net assets.

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Note 3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common collective trust fund: Valued at net asset value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Unitized stock fund: Valued at the unit price, which is based on the closing price of the underlying stock reported on the active market on which the individual security is traded. The unitized stock fund also maintains a cash portion to provide daily liquidity. Cost approximates fair value for the cash portion of the unitized stock fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2017 and 2016.

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	December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$48,867,342	$—	$—	$48,867,342
Unitized stock fund	—	18,959,741	—	18,959,741
Total assets included in the fair value hierarchy	$48,867,342	$18,959,741	$—	67,827,083
Investments measured at NAV (a)				8,995,618
Total investments at fair value				$76,822,701

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$32,057,395	$—	$—	$32,057,395
Unitized stock fund	—	13,325,772	—	13,325,772
Total assets included in the fair value hierarchy	$32,057,395	$13,325,772	$—	45,383,167
Investments measured at NAV (a)				7,171,883
Total investments at fair value				$52,555,050

(a)	Investments reported at NAV as a practical expedient to estimate fair value include a common collective trust fund. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.

The following table for December 31, 2017 and 2016 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2017
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$8,995,618	$—	(a)	(a)

	6	December 31, 2016
Investment		Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund		$7,171,883	$—	(a)	(a)

(a)	The NAV of the common collective trust fund (the “Fund”) is determined each business day (valuation date) by the fund trustee. Contributions to the Fund may be made daily at the current NAV and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the fund trustee's approval.

Withdrawals, other than for benefit payments and participant transfers to noncompeting options, require a twelve month advance written notice. Included in this advance written notice requirement are full or partial withdrawals of assets invested in the Fund resulting from plan sponsor directed actions. Such plan sponsor directed actions include, but are not limited to: (i) trustee or plan sponsor-directed reallocation of investments; (ii) company sponsored layoffs/termination of groups of employees; (iii) disposing of or selling a component of the business which involves the transfer or termination of employees; (iv) terminating the Fund as an investment option of the plan; and (v) terminating the plan. Plan sponsors are prohibited from intentionally and specifically advising participants, or releasing participant communication, that is intended to encourage participants to not contribute to the Fund, or to withdraw part or all of their contributions from the Fund.

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All plan sponsor-directed requests for full or partial withdrawals must be submitted to the fund trustee in writing certifying the reason for the withdrawal request. All such requests are subject to the twelve month advance written notice requirement. The fund trustee may choose to disburse withdrawals in less than the required one year period if, in the fund trustee's discretion, it determines that such a disbursement is in the best interest of the Fund as a whole.

Note 4. Related Party and Party-In-Interest Transactions

The trustee of the Plan is Branch Banking & Trust Company (“BB&T”), while Stanley, Hunt, Dupree & Rhine, Inc. (“SHDR”) serves as the Plan’s recordkeeper. During 2017, substantially all administrative fees were paid by the Company on behalf of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Fees related to distributions and the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. During 2017, $18,503 in distribution and loan fees were paid from the respective participants’ accounts. The plan sponsor pays directly any other fees related to the Plan’s operations.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Investments in the First Bancorp Unitized Stock Fund represent investments in shares of common stock of First Bancorp, the Plan Sponsor. The Plan received dividend income of $153,816 on the Company’s common stock in 2017.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6. Tax Status

The Company has adopted the Plan based on a prototype plan document sponsored by BB&T. BB&T has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan administrator has not requested a determination letter from the IRS on the Plan. The Plan has been amended since the date of the IRS opinion letter on the prototype plan. While the Plan cannot rely on the IRS opinion letter, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the related taxing authorities. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

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Note 7. Risks and Uncertainties

Concentration of market risk:

The Plan invests certain Plan assets in the Company’s common stock through a unitized stock fund. These investments comprised approximately 24.0% and 24.8% of Plan net assets at December 31, 2017 and 2016, respectively. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the Statements of Net Assets Available for Benefits. At December 31, 2017 and 2016, the Plan held $18,959,741 and $13,325,772, respectively, in a First Bancorp Unitized Stock Fund, which is comprised of the Company’s common stock and a small amount of cash. For the year ended December 31, 2017, dividends paid on the investment in the Company’s common stock was $153,816. Net appreciation in fair value of the First Bancorp Unitized Stock Fund for the year ended December 31, 2017 was $4,157,597.

The Company’s common stock price was valued at $35.31 and $27.14 at December 31, 2017 and 2016, respectively. As of June 25, 2018, the Company’s common stock was valued at $41.68 per share based on the closing price as listed on the NASDAQ.

Other risks:

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8. Plan Merger

On March 3, 2017, the Company acquired Carolina Bank Holdings, Inc. (“Carolina Bank”). On August 15, 2017, the Carolina Bank 401(k) Retirement Plan was merged into the Plan, and Carolina Bank’s employees could begin participating in the Plan. As a result, net assets of $10,754,674 were transferred to the control of the Plan on August 15, 2017. Carolina Bank 401(k) Retirement Plan investments were transferred into similar, existing investments held by the Plan. Plan management has determined there was no impact on the Plan’s qualified status as a result of the merger.

Note 9. Subsequent Event

Effective January 1, 2018, the Company increased its matching contribution whereby it will contribute an amount equal to 100% of the employee’s pre-tax salary up to 6%. Plan management has determined there was no impact on the Plan’s qualified status as a result of the amendment.

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First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001

Schedule H, Line 4i - Schedule of Assets  (Held at End of Year)

As of December 31, 2017

(a)	(b)	(c)			(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest				Current
	or similar party	collateral, par or maturity value			Cost	value

	Common collective fund
	Union Bond & Trust Company	Morley Stable Value Fund	351,361.1251	units	**	$8,995,618

	Mutual funds
	Dodge & Cox	Income Fund	42,411.2057	shares	**	583,578
	Hartford	Mid-Cap R6 Fund	150,463.3486	shares	**	5,383,579
	Ivy	International Core Equity N Fund	157,280.1829	shares	**	3,206,943
	MFS	Mid-Cap Value R6 Fund	97,960.5630	shares	**	2,332,441
	Oppenheimer	Developing Markets I Fund	13,173.5897	shares	**	565,542
	T. Rowe Price	Blue Chip Growth I Fund	105,834.3961	shares	**	10,195,027
	Vanguard	500 Index Admiral Fund	9,328.9604	shares	**	2,302,574
	Vanguard	Mid-Cap Index Admiral Fund	7,023.2227	shares	**	1,345,298
	Vanguard	Equity-Income Admiral Fund	71,390.1605	shares	**	5,564,863
	Vanguard	Small Cap Index Admiral Fund	25,473.9755	shares	**	1,803,048
	Vanguard	Total Bond Market Index Fund	236,315.9713	shares	**	2,538,034
	Vanguard	Wellington Fund	69,196.8380	shares	**	5,022,307
	Vanguard	Target Retirement Fund 2015	26,603.2738	shares	**	407,828
	Vanguard	Target Retirement Fund 2020	23,101.5043	shares	**	724,925
	Vanguard	Target Retirement Fund 2025	48,716.9382	shares	**	901,263
	Vanguard	Target Retirement Fund 2030	35,117.8014	shares	**	1,181,012
	Vanguard	Target Retirement Fund 2035	64,401.1004	shares	**	1,332,459
	Vanguard	Target Retirement Fund 2040	48,462.4724	shares	**	1,733,503
	Vanguard	Target Retirement Fund 2045	40,740.1275	shares	**	916,653
	Vanguard	Target Retirement Fund 2050	22,830.5269	shares	**	826,465

	Common stock
*	First Bancorp	Unitized Stock Fund	1,004,630.2933	units	**	18,959,741

*	Notes receivable from participants	All interest rates are currently at 4.25% - 5.50%			N/A	1,822,538
						$78,645,239

*	Denotes a party-in-interest to the Plan
**	Cost information omitted due to participant-directed funds

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

First Bancorp Employees’ 401(k) Savings Plan

By:	/s/ Timothy S. Maples
Timothy S. Maples
Executive Vice President
Plan Administrator

Date:	___June 26, 2018 ____

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EXHIBIT INDEX

Exhibit Number	Document
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM